CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees of Oak Associates Funds:

We consent to the use of our report dated December 23, 2009, with respect to the financial statements of the White Oak Select Growth Fund, Rock Oak Core Growth Fund, Pin Oak Aggressive Stock Fund, River Oak Discovery Fund, Red Oak Technology Select Fund, Black Oak Emerging Technology Fund, and Live Oak Health Sciences Fund, the seven funds constituting the Oak Associates Funds as of and for the year ended October 31, 2009, incorporated herein by reference, and to the references to our firm under the heading "Financial Highlights" in the Prospectus and in the introduction to and under the heading "Experts" in the Statement of Additional Information in this Registration Statement.


/s/ KPMG LLP
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Philadelphia, Pennsylvania
February 26, 2010